Exhibit 12.1

Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

The following table sets forth Sub-REIT’s ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods shown (dollars in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings
Net income (loss) from continuing operations	$(60,705)	$69,760	$(13,108)	$(195,313)	$(251,329)	$(345,154)	$(31,840)
Add (subtract):
Equity in (earnings) losses of unconsolidated ventures	(31,792)	(8,313)	(85,477)	(88)	2,738	(2,550)	1,524
Distributions from private equity funds	76,597	17,196	218,199	—	—	—	—
Distributions from unconsolidated ventures	797	1,262	16,526	3,143	1,695	28,894	24,325
Interest expense	29,660	26,523	124,020	100,469	107,220	104,376	91,847
Total earnings	$14,557	$106,428	$260,160	$(91,789)	$(139,676)	$(214,434)	$85,856
Fixed Charges
Interest expense	$29,660	$26,523	$124,020	$100,469	$107,220	$104,376	$91,847
Total Fixed Charges	29,660	26,523	124,020	100,469	107,220	104,376	91,847
Preferred stock dividends	20	20	78	78	47	16	16
Total Combined Fixed Charges and Preferred Stock Dividends	$29,680	$26,543	$124,098	$100,547	$107,267	$104,392	$91,863
Ratio of earnings to fixed charges(1)	0.49	4.01	2.10	(0.91)	(1.30)	(2.05)	0.93
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	0.49	4.01	2.10	(0.91)	(1.30)	(2.05)	0.93
Deficiency related to ratio of earnings to fixed charges	$(15,103)	NA	NA	$(192,258)	$(246,896)	$(318,810)	$(5,991)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	$(15,123)	NA	NA	$(192,336)	$(246,943)	$(318,826)	$(6,007)
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(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized for the three months ended March 31, 2014 and 2013 were 4.64 and 2.50, respectively, and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratios of earnings to fixed charges were 1.93, 3.36, 2.60, 1.80 and 2.12, respectively.